Commission File No. 001-31403

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2006

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN
(Full title of plan)

PEPCO HOLDINGS, INC.
(Name of issuer of securities held pursuant to the plan)

701 NINTH STREET, N.W.
WASHINGTON, D. C. 20068
(Address of principal executive office)

Pepco Holdings, Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedules
as of December 31, 2006
and for the period
January 13, 2006 to December 31, 2006
and
Report of Independent Registered Public Accounting Firm

Pepco Holdings, Inc. Retirement Savings Plan

Table of Contents

* Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of the
Pepco Holdings, Inc. Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Pepco Holdings, Inc. Retirement Savings Plan ("the Plan") as of December 31, 2006, and related statement of changes in net assets available for benefits for the period January 13, 2006 to December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in its net assets available for benefits for the period January 13, 2006 to December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2006 and Schedule H, line 4(j) - Schedule of Reportable Transactions for the period January 13, 2006 to December 31, 2006 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus LLP

Washington, DC
June 26, 2007

1

Pepco Holdings, Inc. Retirement Savings Plan

Statement of Net Assets Available for Benefits

		As of December 31, 2006
Assets		
Investments, at fair value	$	856,341,003
Net assets available for benefits, at fair value		856,341,003
Adjustments from fair value to contract value for fully benefit responsive investment contracts		1,241,996
Net assets available for benefits	$	857,582,999

The accompanying notes are an integral part of these financial statements.

Pepco Holdings, Inc. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

		For the period January 13, 2006 to December 31, 2006
Additions		
Investment income:		
Interest and dividend income, investments	$	34,461,364
Interest income, participant loans		1,431,876
Net appreciation in fair value of investments		45,782,687
Net investment income		81,675,927
Contributions:		
Employer		10,615,795
Participants		33,328,316
Total Contributions		43,944,111
Other Additions		102,432
Total additions		125,722,470
Deductions		
Payment of benefits		54,417,084
Other deductions		110,964
Total deductions		54,528,048
Net increase before Transfers from other Plans		71,194,422
Transfer from other Plans		786,388,577
Net assets available for benefits at end of period	$	857,582,999

The accompanying notes are an integral part of the financial statements.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Period January 13, 2006 to December 31, 2006

NOTE 1 - General Description

The following description of the Pepco Holdings, Inc Retirement Savings Plan (the "Plan"), a defined contribution plan, provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Merger - Effective January 13, 2006

In October 2005, the Pepco Holdings, Inc ("PHI" or the "Company") Administrative Board approved an amendment to create the Pepco Holdings, Inc. Retirement Savings Plan (the "Plan") by merging four existing PHI savings plans into a single plan with Vanguard as the trustee and recordkeeper. The predecessor plans were the 1) Potomac Electric Power Company Savings Plan for Management Employees, 2) the Potomac Electric Power Company Savings Plan for Bargaining Unit Employees, 3) the Conectiv Savings and Investment Plan, and 4) the Atlantic Electric 401k Savings and Investment Plan B.

In October 2005, amendments were approved to structure the plans with a single Master Plan and five sub plans (Management, Local 1900, Local 1238, Local 1307, Local 210 and Local 210-5). Further, the amendments 1) redefined the Plan year as a calendar year, January 1 through December 31; 2) provided immediate eligibility to part time employees working more than 20 hours per week; 3) increased contribution maximums to 65% of base salary, pre-tax or after-tax or any combination thereof; 4) allowed matching funds on after-tax contributions; 5) added tax delinquencies to the list of hardship causes and removed "other withdrawals" from the hardship rules; 6) increased the maximum number of loans a participant can have from two to four; and 7) allowed for periodic partial post-retirement withdrawals. These amendments became effective January 13, 2006.

Also, in 2005 as part of the integration of all PHI Savings Plans, the Investment Committee approved a new list of investment options. The options included: 1) six (6) age-based target retirement funds; 2) nine (9) core funds including PHI Common Stock Fund and a Stable Value Fund; and, 3) 51 other investment funds available through a mutual fund window. These amendments became effective January 13, 2006. In 2006, the Investment Committee approved the inclusion of five (5) additional age-based target retirement funds.

Designation of Trustee

The Plan's Trustee is Vanguard Fiduciary Trust Company ("Vanguard") of Malvern, PA. The Plan's investments are held in a trust account at Vanguard and consist of a specific interest in the Pepco Retirement Savings Plan Master Trust ("the Trust").

Designation of Recordkeeper

The Vanguard Group serves as the Plan's record keeper.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Period January 13, 2006 to December 31, 2006

Participation

Management employees (non-bargaining unit, full time and part time more than 20 hours per week) of PHI's wholly-owned subsidiaries; 1)PHI Service Company, 2) Potomac Electric Power Company, 3) Pepco Energy Services Inc., 4) Delmarva Power, 5) Atlantic City Electric Company and 6) Conectiv Energy Services participate in the Management Sub Plan and are eligible upon hire. Employees represented by Local 1900 participate in the Local 1900 Sub Plan and are eligible to participate upon hire but are not eligible to receive company matching contributions until they reach six months of service. Employees represented by Local 1238 participate in the Local 1238 Sub Plan and are eligible to participate once they have completed six months of service. Employees represented by Local 1307 participate in the Local 1307 Sub Plan and are eligible to participate once they have completed six months of service. Employees represented by Local 210 participate in the Local 210 Sub Plan and are eligible to participate on their date of hire if they are scheduled to work at least 1000 hours of service in the first 12 consecutive month period. Employees represented by Local 210-5 participate in the Local 210-5 Sub Plan and are eligible to participate upon hire.

Contributions

In all Sub Plans, participants may contribute from 1% to 65% of their base pay on a before- or after-tax basis, not to exceed the maximum allowable under the Internal Revenue Code ("IRC").

For participants in the Management Sub Plan and the Local 210-5 Sub Plan, the Company provided matching contributions in Company stock equal to 100% on the first 3% of base pay contributed by the employee and 50% on the next 3% of base pay contributed. For participants in the Local 1238 Sub Plan and the Local 1307 Sub Plan, the Company provided matching contributions in Company stock equal to 50% up to 5% of the base pay contributed. For participants in the Local 1900 Sub Plan, the Company provided matching contributions in Company stock equal to 40% up to 6% of the base pay contributed and effective June 1, 2006, that amount was increased to 45% up to 6% of the base pay contributed. For participants in the Local 210 Sub Plan, the Company provided matching contributions in Company stock equal 50% up to 6% of the base pay contributed.

Participants age 50 and older (by year end) and meeting one of the IRS pre-tax contribution limits are eligible to make catch-up contributions. The catch-up contribution limit for 2006 was $5,000.

The sum of the elected percentages of before- and after-tax contributions and the Company matching contributions may not exceed 50% of a participant's annual salary. A participant is prohibited from making elective contributions to the Plan for six months following a hardship withdrawal. Eligible rollover contributions are permitted from other employer-sponsored plans into the Plan.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Period January 13, 2006 to December 31, 2006

Vesting

Participants are 100% vested and have a nonforfeitable interest, in their own contributions, and in the Company matching contributions, including any earnings or losses thereon. However, participants in the Local 1900 Sub Plan are 100% vested in the Pepco Company matching contributions at the earlier of (1) the date on which a participant completes three years of service with the Company, (2) the date of a participant's retirement, (3) the date of a participant's death, (4) the date a participant begins a period of disability, or (5) the date a participant reaches age 65.

The Plan allows participants to diversify their vested Company matching contributions regardless of age or years of participation in the Plan.

At December 31, 2006, forfeited nonvested accounts totaled approximately $2,118. This amount will be used to reduce future employer contributions or fund administrative expenses by the Plan.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, and earnings (losses) attributable to the participant's investments. Participant accounts are impacted by expenses charged by the funds and disclosed in the Funds' prospectus. Also, certain funds charge redemption fees that are also paid by the participant. All other administrative fees are paid by the Plan.

Participants may elect to have their contributions invested, in multiples of 1%, in one or more of the available investment funds. The investment options were selected by the PHI Investment Committee and are intended to provide diversified categories of investments with different risk and return characteristics that will enable participants to create an investment portfolio to meet their individual goals, depending on the level of risk they are willing to accept.

Effective July 1, 1998, the U.S. Savings Bond Fund was closed to any new contributions to the fund.

Participants can transfer all or part of their contribution balance and related earnings in any fund to any other fund with the exception of the U.S. Savings Bond Fund or as may be limited by rules of a specific investment fund. Participants may change the allocation of their future contributions among the funds at any time.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Period January 13, 2006 to December 31, 2006

Distributions and Withdrawals

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant's beneficiary is entitled to the full amount of his account as valued on the applicable valuation date. In the event of a participant's death, distribution of the participant's account balance will be made as soon as administratively practicable upon the receipt of appropriate documentation from the designated beneficiary. Distributions for reasons of retirement, permanent disability or termination will be made upon written request. Distributions of a participant's account may be made in (1) a lump sum cash payment (2) in regular installments for a period not exceeding the joint and survivor life expectancy of the participant and his or her spouse or other beneficiary or (3) partial lump sums upon the request of the participant, with certain limitations stated in the Plan document. Distributions from the Pepco Holdings, Inc. Common Stock Fund may be made in PHI common stock or cash. Distributions cannot be deferred beyond age 70 -1/2.

While employed, upon written notice, a participant may make certain withdrawals of vested contributions. Pre-Tax employee contributions can only withdrawn for the reason of financial hardship, as defined in the Plan document. At the age of 59-1/2, the participant may withdraw any portion of his or her account balance.

After making a hardship withdrawal of pre-tax contributions, a participant is prohibited from making contributions or receiving Company matching contributions for a period of six months. A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of his or her after-tax contributions. During this suspension period, no matching contributions will be credited to the participant's account.

Distributions from the Pepco Holdings Stock Fund are made in shares of Company common stock unless the participant elects to receive cash. U.S. Savings bonds purchased with pre- or after-tax contributions are reinvested at maturity and can only be withdrawn from the Plan upon termination of employment, attainment of age 59-1/2 or during permissible periods as determined by the Plan. Distributions from the U.S. Savings Bond Fund are distributed in cash or bonds as elected by the employee. Distributions from any of the other Plan funds are made in cash.

Loan to Participants

Loans are available to participants from amounts attributable to before- and/or after-tax contributions, subject to U.S. Department of Labor and Internal Revenue Service (the "IRS") limitations. The Plan requires that a minimum of $1,000 be borrowed by a participant. A one time per loan fee of $50 is deducted from the participant's account with Vanguard at the time of distribution. The number and amount of loans allowed to a participant are restricted by the Plan and are consistent with IRS regulations. A participant can have up to four loans outstanding at any time with maximum term lengths of five years, or 30 years for a primary residence. The prevailing prime rate (quoted by Reuters at the end of the month prior to the month of the loan) is applied as the interest rate for the loan. Loan repayments are made through payroll deductions or by prepayment in a lump sum. Upon termination from the Company, a participant can elect to continue to make loan repayments. If the loan repayments are not made, the loan will be in default and is converted to a distribution at the end of the calendar quarter following the calendar quarter in which the first payment amount was missed, or approximately 90 days.

Plan Administration and Termination

The Plan is administered by the PHI Administrative Board, which is appointed by the Company's Chief Executive Officer. All contributions to the Plan are held in trust by Vanguard, the Plan Trustee, for the exclusive benefit of the participants. The Company generally pays the trustee fees and other administrative expenses of the Plan, while the participants pay expenses charged by the funds and disclosed in the Funds prospectus.

The Plan is a defined contribution plan. Interests in the Plan are not insured by the Company and are not guaranteed by the Pension Benefit Guaranty Corporation, an agency of the United States government.

Although the Company intends to continue the Plan indefinitely, it reserves the right to terminate or amend the Plan at any time. In the event of the termination of the Plan, all Company contributions become immediately vested to Plan participants.

NOTE 2 - Significant Accounting Policies

The financial statements of the Plan are prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the Plan's interest in the net investment income (loss) in the Trust, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those Trust investments.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Period January 13, 2006 to December 31, 2006

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at net asset value of shares held by the Master Trust at December 31, 2006. Company common stock held in the Pepco Holdings Common Stock Fund ("the Stock Fund") is valued at fair market value, measured by the current quoted market price at December 31, 2006. Participants' holdings in the Stock Fund are represented by units in the Stock Fund and does not represent direct ownership of PHI common shares, the value of which was $11.29 per unit at December 31, 2006, versus PHI common stock, which was valued at $26.01 per share at December 31, 2006.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest on interest bearing cash, participant loans and money market accounts is recorded when earned. Participants with investments in the Stock Fund have an option to receive any dividends paid on PHI stock held in the Stock Fund and allocated to units within the Stock Fund or reinvest those dividends to purchase additional units in the PHI Stock Fund.

United States Savings Bonds, Series EE, which were purchased prior to July 1, 1998 on behalf of those participants electing to invest through the U.S. Savings Bonds Fund, are reported at original cost, which approximates fair value.

Loans to participants are valued at cost, which approximates fair market value.

Benefit payments to participants are recorded when paid.

NOTE 3 - Stable Value Fund

As described in Financial Accounting Standards Board Staff Position "FSP AAG INV-1" and Statement of Position "SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (collectively "the FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan invests in investment contracts through the Pepco Holdings Stable Value Fund which is comprised of two underlying stable value funds; Vanguard Retirement Savings Trust and Fidelity Managed Income Portfolio both of which are included in tax-exempt common collective trusts. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investments in the stable value funds as well as the adjustment of the investments in the stable value funds from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefit is prepared on a contract value basis.

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Period January 13, 2006 to December 31, 2006

NOTE 4 - Nonparticipant-directed Investments

Information about the components of and the significant changes in net assets relating to the Plan's nonparticipant-directed investments are as follows:

Net Assets

Pepco Holdings, Inc. Common Stock Fund	$157,325,996

Changes in Net Assets

Contributions	11,362,319
Interest and dividend income	372,762
Net appreciation in fair value of investments	19,071,053
Benefits paid to participants	(10,802,922)
Transfers in	152,513,884
Transfers to participant-directed investments	(14,415,156)
Other (includes loan activity)	(775,944)
Total Changes in Net Assets - Nonparticipant-directed	**$157,325,996**

NOTE 5 - Investments

Investments which exceed 5% of the Plan's assets at December 31, are as follows:

	2006
TRP Growth Stock Fund	$ 39,527,906
Vanguard Institutional Index Fund	142,835,285
Vanguard Windsor II Fund	38,768,891
Pepco Holdings Common Stock Fund	157,325,996
Pepco Holdings Stable Value Fund	171,355,177

During the period January 13, 2006 to December 31, 2006, the Plan's investments (including gains and losses on investments bought, sold and transferred during the period) appreciated in value as follows:

Registered Investment Companies - Mutual Funds	$26,711,634
Pepco Holdings, Inc. - Common Stock	19,071,053
Total	$45,782,687

Pepco Holdings, Inc. Retirement Savings Plan
Notes to Financial Statements
For the Period January 13, 2006 to December 31, 2006

NOTE 6 - Related Party Transactions

Certain Plan investments are shares of mutual funds managed by The Vanguard Group ("Vanguard"). Vanguard is affiliated with the Vanguard Fiduciary Trust Company who is the Plan's trustee as defined in the Plan and, therefore, these transactions qualify as party-in-interest.

The Company as Plan sponsor is a related party. At December 31, 2006, the Plan held an investment of 6,048,673 shares of Pepco Holdings, Inc. common stock. These shares are included in 13,934,986 units of the Pepco Holdings Stock Fund at December 31, 2006. The fair market value of the common stock at December 31, 2006 was $157,325,996. Purchases of $185,425,287 and sales of $48,609,268 of Company common stock were made during the period January 13, 2006 to December 31, 2006.

NOTE 7 - Plan Expenses

All administrative expenses incurred in the administration of the Plan are paid by the Company.

NOTE 8 - Tax Status of the Plan

The IRS has determined that all plans that were merged into the Pepco Holdings, Inc. Retirement Savings Plan at January 13, 2006 (Conectiv Savings and Investment Plan - October 9, 2003; Atlantic Electric 401k Savings and Investment Plan B - October 9, 2003; Potomac Electric Power Company Savings Plan for Management Employees - December 1, 2003; and Potomac Electric Power Company Savings Plan for Bargaining Unit Employees - December 1, 2003) are qualified employee benefit plans under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that the Trust is a qualified tax exempt employee benefit trust under Section 501(a) of the Code. Although the plans have been amended since receiving their determination letters, the Plan Administrator believes that the plans are designed and currently being operated in compliance with the applicable requirements of the Code. Participants are not taxed on the income allocated to contributions made for their account until such time as they or their beneficiaries receive distributions from the Plan.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Schedule H - Line 4(i)

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2006

Pepco Holdings, Inc. Retirement Savings Plan, EIN 53-0127880, PN 017

Attachment to Form 5500, Schedule H, Line 4(i):

	Identity of Issue	Investment Type	Cost	Current Value
*	Neuberger Soc Resp;Tr	Registered Investment Company	$ 124,717	$ 134,435
*	Allianz:CCM CapAp;Admn	Registered Investment Company	496,082	475,677
*	Allianz:NFJ SCV;Inst	Registered Investment Company	4,220,321	4,244,838
*	Amer AAdv:Sm Cp Val;Plan	Registered Investment Company	677,197	677,399
*	American Cent. Small Company	Registered Investment Company	1,146,409	1,089,984
*	Ariel Appreciation	Registered Investment Company	642,679	651,048
*	Ariel Fund	Registered Investment Company	1,114,135	1,117,121
*	Baron Asset Fund	Registered Investment Company	4,722,376	4,887,774
*	Baron Growth	Registered Investment Company	3,562,726	3,761,606
*	CRM Md Cp Val;Inv	Registered Investment Company	1,240,122	1,277,715
*	Calvert Social Inv Equity Cl A	Registered Investment Company	146,834	149,467
*	Century SmCp Sel;Inst	Registered Investment Company	6,287,196	6,073,483
*	Columbia Acorn Sel;Z	Registered Investment Company	1,044,491	1,136,907
*	Columbia Acorn USA Fund	Registered Investment Company	1,430,353	1,455,954
*	Columbia Small Cap Fund	Registered Investment Company	927,439	911,508
*	Dodge & Cox Intl Stock	Registered Investment Company	21,034,191	24,064,907
*	Fidelity Balanced	Registered Investment Company	5,540,846	5,563,632
*	Fidelity Capital Apprec	Registered Investment Company	991,067	1,010,028
*	Fidelity Value Fund	Registered Investment Company	5,812,917	5,908,203
*	Fidelity Contrafund	Registered Investment Company	7,133,497	6,981,898

* Party in Interest

12

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Schedule H - Line 4(i) (continued)
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2006

Pepco Holdings, Inc. Retirement Savings Plan, EIN 53-0127880, PN 017

Attachment to Form 5500, Schedule H, Line 4(i) (continued):

	Identity of Issue	Investment Type	Cost	Current Value
*	Fidelity Convertible	Registered Investment Company	738,390	788,311
*	Fidelity Dividend Growth Fund	Registered Investment Company	1,954,796	2,074,530
*	Fidelity Growth and Income Fd	Registered Investment Company	812,508	763,733
*	FT Mutual Discovery; A	Registered Investment Company	1,459,584	1,584,789
*	Franklin Mutual Shares;A	Registered Investment Company	611,862	640,376
*	Frank Temp Growth Fund	Registered Investment Company	1,340,161	1,426,042
*	Jenn Util Z	Registered Investment Company	3,553,375	3,290,851
*	Legg Mason Value Trust	Registered Investment Company	1,808,009	1,941,318
*	Lord Abbett Mid Cap Value Fund	Registered Investment Company	1,535,027	1,515,384
*	MSIFT Midcap Growth A	Registered Investment Company	809,653	850,261
*	Morg Stan Inst:US RE;A	Registered Investment Company	4,381,357	4,650,310
*	N&B Genesis Trust	Registered Investment Company	4,056,719	3,836,976
*	N&B Partners Trust	Registered Investment Company	1,627,412	1,722,197
*	Oakmark Eqty & Inc;I	Registered Investment Company	3,908,353	3,965,484
*	Oakmark Select Fund	Registered Investment Company	1,333,788	1,324,010
*	PIMCO:CCM Mid-Cap;Admn	Registered Investment Company	19,124,384	17,394,022
*	PIMCO Total Return	Registered Investment Company	6,600,561	6,529,598
*	PIMCO:Gl Bd (UH);Admn	Registered Investment Company	148,543	149,134
*	PIMCO:Low Dur;Admn	Registered Investment Company	309,503	307,523

* Party in Interest

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Schedule H - Line 4(i) (continued)
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2006

Pepco Holdings, Inc. Retirement Savings Plan, EIN 53-0127880, PN 017

Attachment to Form 5500, Schedule H, Line 4(i) (continued):

	Identity of Issue	Investment Type	Cost	Current Value
*	T Rowe High Yield Bond Fund	Registered Investment Company	2,506,908	2,546,823
*	T. Rowe Price Emerging Mkt St	Registered Investment Company	8,528,244	9,655,059
*	T. Rowe Price New Horizons	Registered Investment Company	545,116	526,940
*	T. Rowe Price Real Estate	Registered Investment Company	4,591,125	5,141,986
*	TRP Balanced Fund Retail	Registered Investment Company	643,290	663,430
*	TRP Growth Stock Fund	Registered Investment Company	36,765,216	39,527,906
*	TRP Spectrum Growth	Registered Investment Company	5,828,459	6,232,754
*	TRP Spectrum Income Fund	Registered Investment Company	1,669,546	1,706,011
*	Templeton Inc:GB;A	Registered Investment Company	2,258,031	2,311,269
*	Vanguard Explorer Fund	Registered Investment Company	751,105	711,369
*	Vanguard GNMA Investor Shares	Registered Investment Company	932,932	928,493
*	Vanguard Inst Index Fund	Registered Investment Company	130,041,937	142,835,285
*	Vanguard IT Inv Grade	Registered Investment Company	1,530,940	1,534,140
*	Vanguard IT Treasury Inv	Registered Investment Company	1,120,760	1,116,285
*	Vanguard PRIMECAP Fund	Registered Investment Company	30,680,855	30,963,835
*	Vanguard Strat Equity Fund	Registered Investment Company	2,822,059	2,854,075
*	Vanguard Tgt Retirement 2005	Registered Investment Company	1,935,059	1,984,473
*	Target Retirement 2010	Registered Investment Company	836,946	835,085
*	Vanguard Tgt Retirement 2015	Registered Investment Company	15,884,946	16,713,834

* Party in Interest

14

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Schedule H - Line 4(i) (continued)
Schedule of Assets Held for Investment Purposes at End of Year
December 31, 2006

Pepco Holdings, Inc. Retirement Savings Plan, EIN 53-0127880, PN 017

Attachment to Form 5500, Schedule H, Line 4(i) (continued):

	Identity of Issue	Investment Type	Cost	Current Value
*	Target Retirement 2020	Registered Investment Company	275,896	275,068
*	Vanguard Tgt Retirement 2025	Registered Investment Company	15,500,803	16,649,072
*	Target Retirement 2030	Registered Investment Company	324,969	330,330
*	Vanguard Tgt Retirement 2035	Registered Investment Company	4,031,218	4,398,321
*	Target Retirement 2040	Registered Investment Company	50,976	51,231
*	Vanguard Tgt Retirement 2045	Registered Investment Company	7,309,621	7,992,383
*	Target Retirement 2050	Registered Investment Company	14,073	13,995
*	Vanguard Target Retirement Inc	Registered Investment Company	2,539,552	2,590,428
*	Vanguard Total Bond Mkt Index	Registered Investment Company	33,802,320	33,565,142
*	Vanguard Total Int'l Stock Idx	Registered Investment Company	3,746,286	4,082,621
*	Vanguard Windsor II Fund Inv	Registered Investment Company	36,280,654	38,768,891
*	Pepco Holding Common Stock Fd	Company Stock Fund	124,557,933	157,325,996
*	US Savings Bonds	Company Stock Fund	225,925	468,877
*	Loan Fund	4% - 11%	24,592,982	24,597,982
*	Pepco Holdings Stable Value	Unallocated Insurance Contract	171,355,177	171,355,177
	Total assets held for investment purposes		$ 798,896,439	$ 857,582,999

* Party in Interest

15

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Schedule H - Line 4(j)
Schedule of Reportable Transactions
For the Period January 13, 2006 to December 31, 2006

Pepco Holdings, Inc. Retirement Savings Plan, EIN 53-0127880, PN 017

Attachment to Form 5500, Schedule H, Line 4(j):

Identity of Party Involved	Description of Asset (include interest rate and maturity in the case of a loan)	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)
The Vanguard Group	TRP Growth Stock Fund	$ 45,102,138			$ 45,102,138	
The Vanguard Group	TRP Growth Stock Fund		8,392,371	8,336,896	8,392,371	$ 55,475
The Vanguard Group	Vanguard Inst Index Fund	159,965,342			159,965,342	
The Vanguard Group	Vanguard Inst Index Fund		30,374,236	29,931,011	30,374,236	443,225
The Vanguard Group	Vanguard PRIMECAP Fund	36,639,548			36,639,548	
The Vanguard Group	Vanguard PRIMECAP Fund		6,026,853	5,958,692	6,026,853	68,161
The Vanguard Group	Vanguard Total Bond Mkt Index	41,008,684			41,008,684	
The Vanguard Group	Vanguard Total Bond Mkt Index		7,106,189	7,199,036	7,106,189	(92,847)
The Vanguard Group	Vanguard Windsor II Fund Inv	43,996,838			43,996,838	
The Vanguard Group	Vanguard Windsor II Fund Inv		7,920,303	7,716,471	7,920,303	203,832
The Vanguard Group	Pepco Holdings Stable Value	260,864,671			260,864,671	
The Vanguard Group	Pepco Holdings Stable Value		89,611,909	89,611,909	89,611,909	-
The Vanguard Group	Pepco Holding Common Stock	185,425,287			185,425,287	
The Vanguard Group	Pepco Holding Common Stock		48,609,268	41,275,822	48,609,268	7,333,446

16

Exhibits:

Exhibit 23   Consent of Independent Registered Public Accounting Firm

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

By: /s/ D. R. WRAASE
        Dennis R. Wraase, Chairman
        Administrative Board

Date: June 28, 2007